SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C 20549





06040784

FORM 11-K
ANNUAL REPORT

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from _____ to_____



COMMISSION FILE NUMBER 8-16267

I-15060

A. Full title of the plan: UBS Financial Services Inc. 401(k) Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051 Basel, Switzerland

FINANCIAL STATEMENTS

UBS Financial Services Inc. 401(k) Plus Plan

Years ended December 31, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

UBS Financial Services Inc. 401(k) Plus Plan

Financial Statements

Years ended December 31, 2005 and 2004

Contents

Schedules of Series of Transactions in the Same Security Exceeding 5%, Assets Acquired and Disposed Within the Plan Year, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2005 and 2004 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

≡Ŋ ERNST & YOUNG

■ Ernst & Young LLP
. 5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee of the
  UBS Financial Services Inc. 401(k) Plus Plan:

We have audited the accompanying statements of net assets available for benefits of the UBS Financial Services Inc. 401(k) Plus Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2005 and 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 16, 2006

Ernst + Young LLP

UBS Financial Services Inc. 401(k) Plus Plan

Statements of Net Assets Available for Benefits

	December 31	
	2005	**2004**
Assets		
Investment in UBS Financial Services Inc. Master Investment Trust, at fair value	**$ 2,186,847,339**	$ 1,976,422,547
Participant loans	**24,614,803**	23,523,438
Contributions receivable:		
Participants	**8,136,200**	1,339,261
Company, net	**59,546,066**	57,361,534
Total assets	**2,279,144,408**	2,058,646,780
Liabilities		
Accrued expenses	**732,739**	453,629
Total liabilities	**732,739**	453,629
Net assets available for benefits	**$ 2,278,411,669**	$ 2,058,193,151

See accompanying notes to the financial statements.

UBS Financial Services Inc. 401(k) Plus Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2005	2004
Additions to net assets		
Investment income from UBS Financial Services Inc. Master Investment Trust:		
Interest income	$ 17,661,533	$ 13,915,390
Dividends from UBS Company Stock Fund	15,812,521	13,816,972
Capital gain distributions and other dividends	16,167,835	12,683,478
Total investment income	49,641,889	40,415,840
Net appreciation in fair value of investment in UBS Financial Services Inc. Master Investment Trust	160,985,106	208,296,126
Contributions:		
Participants	119,199,626	105,848,787
Rollovers	8,751,512	8,812,747
Company, net	66,201,066	57,361,534
Total contributions	194,152,204	172,023,068
Total additions to net assets	404,779,199	420,735,034
Deductions from net assets		
Distributions to participants	181,331,302	163,666,004
Administrative expenses	3,981,204	3,614,731
Total deductions from net assets	185,312,506	167,280,735
Net transfer from (to) the UBS Savings and Investment Plan	751,825	(181,786)
Net increase in net assets available for benefits	220,218,518	253,272,513
Net assets available for benefits:		
Beginning of year	2,058,193,151	1,804,920,638
End of year	$ 2,278,411,669	$ 2,058,193,151

See accompanying notes to the financial statements.

1. Description of the Plan

The following description of the UBS Financial Services Inc. 401(k) Plus Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

General

The Plan is a defined contribution plan which covers substantially all employees of UBS Financial Services Inc. (the "Company"), or any of its subsidiaries or affiliates which have adopted the Plan. The Company is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which in turn is a wholly owned subsidiary of UBS AG ("UBS").

The Plan became effective October 1, 1979, and has been amended from time to time. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time provided that such action does not reduce the accrued benefits of any participant. At December 31, 2005, there were 21,305 Plan participants.

An employee is eligible to participate in the Plan on the first day of service performed for the Company. A participant may make pre-tax contributions, after-tax contributions or rollover contributions as of the first day of the first payroll period coinciding with or following the date the participant is both eligible to participate and has elected to participate in the Plan.

The Plan includes four contribution types: participant contributions, a Company match, a Company retirement contribution and a qualified deferred payment (the "QDP").

The Plan's assets are invested in a master trust, which in turn invests in mutual funds, commingled funds, separately-managed accounts, insurance contracts (GICs) and the UBS Company Stock Fund (the "UBS Stock Fund").

Certain accounting and other administrative services are provided by affiliates of the Company at no charge to the Plan.

1. Description of the Plan (continued)

Master Trust

The UBS Financial Services Inc. Master Investment Trust (the "Master Trust") was established on January 1, 2000 for the Plan and the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan ("PRSP"). Effective April 1, 2003, the Master Trust merged with the UBS Financial Services Inc. Pension Plan Trust (the "Pension Plan") to create one trust consisting of the Plan, the PRSP and the Pension Plan. The investments of all three plans are held in the Master Trust, which is administered by The Northern Trust Company (the "Trustee"). Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of all three plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of each plan.

Participant Contributions

A participant's contributions can consist of "pre-tax contributions," which reduce the participant's taxable compensation, "after-tax contributions," which do not reduce a participant's taxable compensation or "rollovers," which are transfers from other qualified retirement plans.

For each plan year, a participant may contribute 0% to 100% of their eligible compensation on a pre-tax, after-tax or combination basis. The dollar amount of a participant's contributions cannot exceed certain Plan and Internal Revenue Service ("IRS") limits. Eligible compensation is defined as W-2 earnings (subject to certain adjustments), not to exceed $210,000 and $205,000 for 2005 and 2004, respectively, as adjusted by the IRS. Pre-tax contributions were limited by the IRS to $14,000 and $13,000 for 2005 and 2004, respectively. As a result of Economic Growth and Tax Relief Reconciliation Act, participants who attained age 50 on or before December 31, 2004 are limited to pre-tax contributions of $18,000 and $16,000, effective for 2005 and 2004, respectively. These limits will be subject to change in future years to be consistent with IRS limits.

1. Description of the Plan (continued)

Additionally, participants may make rollover contributions to the Plan. A rollover contribution is a transfer from another tax qualified plan such as qualified retirement plans, individual retirement accounts or annuities, eligible government retirement plans or certain annuity contracts. The amount rolled over will be credited to a participant's account and will be treated similar to appreciation on pre-tax contributions for plan accounting and Federal income tax purposes.

Company Contributions

Each year, the Company uses pre-tax and after-tax contributions in determining the amount of the Company's matching contribution for each participant. The Company match is calculated by multiplying each participant's pre-tax and after-tax contributions (up to 6% of eligible compensation) by 50% and is capped on a graduated scale, which is based on the pre-tax earnings for UBS Wealth Management USA business area as reported in UBS published reports. Company match contributions and earnings are invested according to the participant's investment elections.

The Company also provides a retirement contribution (basic profit sharing contribution) equal to a percentage of the participant's eligible compensation based on the participant's years of service with the Company as of the beginning of the Plan year. The retirement contribution is invested according to the participant's investment election in effect for pre-tax and after-tax contributions. If a participant's investment election was not in place, the default investment was the UBS Stable Value Fund for 2005 and 2004.

The QDP feature is a supplemental profit sharing contribution provided to participants who satisfy certain eligibility requirements. The amount of the contribution is based on a participant's age at the beginning of the Plan year. If a participant's investment election is not in place, the same procedures as for the retirement contribution are followed.

415 Limitation

Under Section 415 of the Internal Revenue Code (the "Code"), the annual additions to a participant's account under the Plan (plus annual additions to any other qualified defined contribution plan in which they participate), may not exceed the lesser of $42,000 or 100% of covered compensation for 2005 and $41,000 or 100% of covered compensation for 2004. To meet this limitation the plan may be required to refund after-tax, pre-tax or Company contributions, in that order, that had previously been made.

1. Description of the Plan (continued)

Limitation on Contributions for Highly-Compensated Employees ("HCEs")

Sections 401(k) and 401(m) of the Code limit the amount of pre-tax, after-tax and Company contributions that can be made to the Plan for HCE's. After-tax contributions are limited to $10,440 for HCEs and $18,000 for non-HCEs. After-tax contributions may be considered in determining the Company's matching contribution. As a result of these limitations, the ability of an HCE to make pre-tax or after-tax contributions may be restricted. To meet these limitations, the Plan may be required to refund pre-tax or after-tax contributions that had previously been made by the HCE.

Investment Options

Participants can select from 99 investment options to invest their account balances and future contributions. The investment options are organized into three tiers. The three tiers as described in the Plan's Investment Guide are as follows:

1. The Lifecycle Tier is comprised of five target-year lifecycle funds. This tier is intended for participants who want minimal involvement in setting and monitoring their asset allocation. The participant chooses the year in which they expect to utilize their retirement assets and then invests in the fund that most closely matches their retirement time horizon. The fund manager chooses the asset allocation strategy and adjusts the investment mix over time. The Plan's Investment Committee monitors the Lifecycle Tier funds' performance.

2. The Core Tier is comprised of fourteen funds including the UBS Stock Fund, each with a distinct asset class and investment style. This tier is intended for participants who are interested in making their own asset allocation decisions. The participant sets their asset allocation strategy and uses Core Tier funds to build their portfolio. The participant is responsible for adjusting their asset allocation strategy and investment mix over time as needed. The Plan's Investment Committee monitors the Core Tier funds' performance.

1. Description of the Plan (continued)

3. The Mutual Fund Window Tier is comprised of the remaining investment options and consists of a wide array of funds offered by American Funds, PIMCO Advisors and UBS Global Asset Management (US) Inc. ("UBS GAM"). This tier is intended for participants who want flexibility in setting and monitoring their asset allocation and are willing and able to evaluate investment options. The Plan's Investment Committee monitors the performance of the fund families within the tier on an annual basis, but does not monitor the performance of each fund.

The UBS mutual funds' investment advisor, administrator and distributor is UBS GAM, an indirect wholly-owned subsidiary of UBS Americas. UBS GAM earns management fees from the S&P 500 Index Fund and the UBS Select Money Market Fund. These fees were paid by the Company and participants.

Additionally, Dwight Asset Management, a qualified professional asset manager (QPAM), was independently selected by UBS GAM as a sub-investment manager for a portfolio of fixed income securities within the Stable Value Fund; a separately-managed account. As such, management fees from the Stable Value Fund are paid by participants invested in the Stable Value Fund; including that portion of the fees related to assets managed by UBS GAM. Management fees paid by the Company to UBS GAM amounted to $116,089 and $99,721 for 2005 and 2004, respectively.

Participant Accounts

Under the Plan, each participant has two accounts—their Employee Account and their Company Account. The two accounts are managed by the employee as a single account, only one asset allocation can be selected and is applicable for both accounts. The participant's Employee Account reflects all contributions made by the participant in addition to income, gains, losses, withdrawals, distributions, loans and expenses attributable to these contributions.

The participant's Company Account reflects their share of the Company's contributions, from the Company match, the Company retirement contribution and the QDP, for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their Employee Account. A participant is fully vested in the Company match and earnings thereon after attaining either three years of service, reaching age 65, becoming totally and permanently disabled or upon death. A participant is vested in the retirement contributions and QDP contributions and earnings thereon after attaining either five years of service, reaching age 65, becoming totally and permanently disabled or upon death.

Forfeited balances of terminated participants' nonvested Company Accounts are used to reduce the Company's contributions to the Plan.

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the provisions of the Plan. Withdrawals of pre-tax contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of their account in a lump-sum amount or in installments over a period of up to ten years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

Participant Loans

Participants may obtain loans from the Plan. Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's semi-monthly paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's right to receive further loans under the Plan.

1. Description of the Plan (continued)

Plan Termination

While the Company has not expressed any intent to terminate the plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant affected shall become fully vested in their Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in such a manner as the Company may determine.

2. Significant Accounting Policies

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

General

Certain prior year amounts have been reclassified to conform to the current year presentation.

Valuation of Investments

The Plan records its investment in the Master Trust at fair value, which represents the Plan's interest in the net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is determined by quoted market prices where there is an active market for the investment, which includes domestic and foreign equities, United States government and other agency obligations, asset backed securities, domestic and foreign corporate debt and mutual funds. Values for cash equivalents and securities denominated in foreign currencies have been converted into U.S. dollars based on average closing exchange rates on the last business day of the year. Units of the Trustee's short-term investments include money market funds valued at cost, which approximates market value. Investments in venture capital and foreign hedge funds are valued at fair value using methods determined in good faith by the General Partners of the funds. Certain corporate debt and foreign debt are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Insurance contracts (GICs) and benefit responsive agreements are valued at contract value.

2. Significant Accounting Policies (continued)

Securities Transactions

The Master Trust records purchases and sales of investments on a trade date basis and realized gains and losses on investments are computed using average cost.

Investment Income

The Master Trust recognizes dividend income on the ex-dividend date.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2005 and 2004 and the reported amounts of income and expense for the years then ended. Actual results could differ from those estimates.

3. Contributions

The Company's contributions to the Plan are as follows:

| | Year ended December 31 | |
	2005	2004
Company match	$ 27,289,224	$ 22,735,543
Company retirement contribution	35,411,016	32,104,657
QDP	6,655,000	5,927,500
Forfeitures	(3,154,174)	(3,406,166)
Net company contributions	$ 66,201,066	$ 57,361,534

Forfeitures consist of units of the investment options forfeited in accordance with the vesting provisions of the Plan. Forfeited units are converted to cash at applicable daily closing prices. The Company's net contribution for the Plan year is made by the following September.

UBS Financial Services Inc. 401(k) Plus Plan

Notes to Financial Statements (continued)

4. Investments

Investments within the Master Trust that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2005	2004
UBS Stock Fund, 6,272,325.63 and 6,517,376.71 shares, respectively	$ 596,556,772	$ 546,206,714
Mutual Fund Window Tier, 29,716,411.05 and 24,243,933.53 units, respectively	569,098,985	449,310,584
Dwight Stable Value Fund, 254,326,936.92 and 256,089,512.04 units, respectively	268,429,198	269,671,047
Strong Mid Cap Growth Fund, 3,975,332.88 and 4,435,233.12 units, respectively	132,543,362	130,715,207
Jennison Large Cap Growth Fund, 7,842,065.05 and 8,154,052.86 units, respectively	121,650,552	110,957,800
UBS Select Money Market Fund, 95,364,726.90 and 106,347,103.04 shares, respectively	*	106,347,103

*Balance at year-end does not exceed 5% of the Plan's net assets.

The Master Trust holds the investments of the Plan, PRSP and the Pension Plan. Each participating retirement plan has an interest in the Master Trust as detailed in the table below. Investment income and expenses are allocated to the Plan based upon its pro rata share of the net assets of the Master Trust. The Trustee accounts for the Pension Plan's investment income and expenses in a separate account from the Plan and PRSP. The plans' interests in the net assets of the Master Trust were:

	December 31	
Plan	2005	2004
UBS Financial Services Inc. 401(k) Plus Plan	77.25%	76.75%
UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan	1.19	1.10
UBS Financial Services Inc. Pension Plan	21.56	22.15
Total Master Trust	100.00%	100.00%

12

Notes to Financial Statements (continued)

4. Investments (continued)

The following table represents the fair value of investments held by the Master Trust as of December 31:

	2005	2004
Investments, at fair value:		
Mutual funds	$ 1,926,077,835	$ 1,751,188,594
UBS Stock Fund	612,059,702	559,374,444
Insurance contracts (GICs)	254,433,964	242,317,545
Short-term investments	41,169,246	31,623,362
Total investments, at fair value	2,833,740,747	2,584,503,945
Payable for securities purchased	(6,965,591)	(9,258,810)
Receivable for securities sold	732,772	5,248,617
Investment income receivable	3,345,107	4,486,193
Total net investments, at fair value	$ 2,830,853,035	$ 2,584,979,945

The following table represents investment income earned by the Master Trust for the years ended December 31:

	2005	2004
Net realized and unrealized appreciation of investments:		
Mutual funds	$ 135,524,522	$ 160,663,373
UBS Stock Fund	74,022,309	108,848,737
	209,546,831	269,512,110
Interest and dividend income	60,790,659	50,123,774
	$ 270,337,490	$ 319,635,884

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year ended December 31	
	2005	2004
Net appreciation in fair value:		
Mutual funds	$ 88,194,548	$ 124,170,890
UBS Stock Fund	72,790,558	84,125,236
	$ 160,985,106	$ 208,296,126

5. Income Tax Status

The Plan has received a determination letter from the IRS dated December 10, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Transfers

During 2005, 45 employees transferred from the Company to UBS Investment Bank and consequently became covered under the UBS Savings and Investment Plan (the "UBS Savings Plan"). Assets of $1,434,489 and $11,684 of outstanding loans were transferred from the Plan to the UBS Savings Plan during 2005.

During 2005, 30 employees transferred from UBS Investment Bank to the Company and consequently became covered under the Plan. Assets of $2,159,694 and $38,305 of outstanding loans were transferred from the UBS Savings Plan to the Plan during 2005.

In August 2004, 47 employees transferred from the Company to UBS Investment Bank and consequently became covered under the UBS Savings and Investment Plan (the "UBS Savings Plan"). Assets of $1,713,548 and $72,463 of outstanding loans were transferred from the Plan to the UBS Savings Plan during 2004.

In August 2004, 26 employees transferred from UBS Investment Bank to the Company and consequently became covered under the Plan. Assets of $1,586,628 and $17,597 of outstanding loans were transferred from the UBS Savings Plan to the Plan during 2004.

UBS Financial Services Inc. 401(k) Plus Plan

Schedule H, Line 4(i)—Assets Held for Investment Purposes

	Year ended December 31	
	2005	2004
Participant loans	$ 24,614,803	$ 23,523,438

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee of the UBS Financial Services Inc. 401(k) Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Inc. 401(k) Plus Plan

By:_____
Robert McCormick, a member of the
Benefits Administrative Committee

Dated: June 28, 2006

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8: No. 333-49216) pertaining to the UBS Financial Services Inc. 401(k) Plus Plan of UBS Financial Services Inc. (the "Company") of our report dated June 16, 2006, with respect to the financial statements and schedule of the Company's UBS Financial Services Inc. 401(k) Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst + Young LLP

New York, New York
June 28, 2006